

July 29, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Joseph D. Hill
Chief Financial Officer
Metabolix, Inc.
21 Erie Street
Cambridge, MA 02139

>   **Re: Metabolix, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed March 11, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 23, 2010**
>   **File No. 1-33133**

Dear Mr. Hill:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   John Hartz
>   Senior Assistant Chief Accountant